Exhibit 4.2
Amendment No. 1
To the
LINCOLN NATIONAL CORPORATION
DEFERRED COMPENSATION &
SUPPLEMENTAL/EXCESS RETIREMENT PLAN

Effective November 5, 2008

Pursuant to Section 10.2 of the Lincoln National Corporation Deferred Compensation & Supplemental/Excess Retirement Plan (the “Plan”), the Compensation Committee of Lincoln National Corporation amends the Plan effective November 5, 2008, as follows:

1.	Delete the last two sentences of Section 5.5 in their entirety and replace them with the following:

“The SCP Opening Balance Account will vest upon the earlier of the Participant’s: (a) attainment of age 55 (or older) with five (5) years of service, (b) death, (c) determination of eligibility for long-term disability benefits under a Company-sponsored plan, or (d) involuntarily termination of employment (other than for Cause, as defined in the Salary Continuation Plan for Executives of Lincoln National Corporation and Affiliates, Effective November 5, 2007).  A Participant who Separates from Service prior to vesting in his or her SCP Opening Balance Account will forfeit the Account.”

2.	Delete the last two sentences of Section 5.6 in their entirety and replace them with the following:

“The Shortfall Balance Account, if any, will vest on the earlier of the Participant’s: (a) death, (b) determination of eligibility for long-term disability benefits under a Company-sponsored plan, or (c) according to an individualized “phased vesting” schedule for each applicable SMC member, based on the difference (in years) between the date on which the SMC member attains (1) age 55 (or older) with five (5) years of service, and (2) age 62.  Each SMC member’s individual vesting schedule is included in Appendix A to the Plan.  A Participant who Separates from Service prior to vesting in his or her Shortfall Balance Account will forfeit the unvested portion of the Account.”

3.           Insert the following sentence at the end of Section 5.8:

“Notwithstanding the foregoing, a Participant who is determined to be eligible for long-term disability benefits under a Company-sponsored plan shall be 100% vested in his or her Special Executive Credits.”

4.	Delete Section 6.1(a) in its entirety and replace it with the following:

“(a)           Annual Salary.  A Participant who is eligible to make Elective Deferrals under this Plan pursuant to Section 2.2 above may elect to defer up to seventy percent (70%) of gross Annual Salary (prior to any withholding or voluntary deductions, including contributions into the 401(k) Plan) in whole percentages, or a dollar amount, if allowed by the Benefits Administrator, that would otherwise be paid to the Participant during a calendar year by executing a valid Compensation Deferral Agreement pursuant to Section 6.2 below.”

5.	Delete Section 6.1(b) in its entirety and replace it with the following:

“(b)           Annual Incentive Bonus.  A Participant who is eligible to make Elective Deferrals under this Plan pursuant to Section 2.2 above, may elect to defer up to eighty percent (80%) of his or her gross Annual Incentive Bonus (prior to any withholding or voluntary deductions, including contributions into the 401(k) Plan)  in whole percentages, or a dollar amount, if allowed by the Benefits Administrator, that would otherwise be paid to the Participant during a calendar year by executing a valid Compensation Deferral Agreement pursuant to Section 6.2 below.”

6.	Add the following sentence to Section 7.2 after the heading “7.2 Alternative Elections”:

“No alternative election made pursuant to this Section 7.2 may result in an impermissible acceleration of payment, including accelerations of payment as defined under Code section 409A.”

7.	Delete Section 7.2(c) in its entirety and replace it with the following:

“(c)           Alternative Benefit Commencement Dates.  With respect to Elective Deferrals, and the associated Employer Matching Contribution or Employer Discretionary Matching Contributions only, a Participant may make an Initial Election pursuant to Section 7.2(a) above to establish a Termination Year Account or a Flexible Distribution Year Account to which such Deferrals and Contributions will be credited.  Flexible Distribution Year Account elections must satisfy each of the following three conditions: (i) the year selected must not be the year following the year in which the election is made; (ii) the year selected may not be more than thirty (30) years from the year in which the election is made; and (iii) the year selected may not be a year after the Participant will have attained age 70.  The Valuation Date for Termination Year Accounts is the first of the month that is thirteen (13) full months from the date the Participant Separates from Service.  The Valuation Date for Flexible Distribution Year Accounts is February 5th of the calendar year elected by the Participant.  A Participant may make a Secondary Election pursuant to Section 7.2(b) above with respect to any Account under the Plan, provided that the date on which amounts are payable is not later than the date on which the Participant will have attained age 70.”

8.           Replace the last paragraph of Section 7.2(d) with the following:

“For Participants with Termination Year Accounts, the Valuation Date for their first installment is the first day of the month that is thirteen (13) full months from the date of the Participant’s Separation from Service.  For Participants with Flexible Distribution Year Accounts, the Valuation Date for the first installment is February 5th of the calendar year elected.   The Valuation Dates for subsequent annual installments for both Termination Year Accounts and Flexible Distribution Year Accounts will occur on February 5th.

9.	Delete Section 7.6 “Cash Out of Lump Sums” in its entirety and replace it with the following:

“7.6           Small Balance Cash Out Rule.  Notwithstanding any election pursuant to Section 7.2 above by a Participant to the contrary, and subject to Section 7.7 below, if, with respect to a Participant who has Separated from Service, the aggregate value of the Participant’s Account(s) under this Plan, together with any other accounts established for the Participant in an account balance plan covered by Code section 409A sponsored by the Company, is below the annual limit provided under Code section 402(g) ($15,500 for 2008, as adjusted) as of any Valuation Date, then the Account(s) will be distributed to the Participant in a lump sum payment as soon as administratively possible.”